SEC FILE NO.	0-33001
CUSIP NUMBER	639050103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Natus Medical Incorporated

Full Name of Registrant:

Former Name if Applicable:

1501 Industrial Road

Address of Principal Executive Office (Street and Number):

San Carlos, California 94070

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  ☒

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

The registrant (the “Company”) expects to file the subject Report on Form 10-K for the fiscal year ended December 31, 2012 on or before the fifteenth calendar day following the due date. The Form 10-K could not be filed by the date required due to unanticipated delays in assembling all information required to complete the audited financial statements that are required to be included in the Form 10-K. The delay has resulted primarily from the Company’s implementation in 2012 of a new enterprise resource planning (“ERP”) system for its North American operations, exclusive of the operations of the Nicolet business that was acquired on July 2, 2012.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steven J. Murphy	(650)	802-0400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In a press release dated February 28, 2013, and included as Exhibit 99.1 to a Form 8-K that was filed as of the same date, the Company reported preliminary results of operations for the year ended December 31, 2012 that reflected revenue of approximately $292 million, net income of approximately $3.6 million, and earnings per diluted share of approximately $0.12. The Company now expects that its results for the 2012 period to be included in its annual report on Form 10-K will reflect improved revenue, net income, and earnings per diluted share relative to the amounts it reported on February 28, 2013. At this time the Company is unable to quantify those amounts, but expects that the increase in revenue over the amount previously reported will be less than $1.0 million.

(4)	Exhibits.

Natus Medical Incorporated

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 18, 2013	By	/s/ Steven J. Murphy
Name: Steven J. Murphy
Title: Vice President of Finance and Chief Financial Officer